AOB HOLDINGS, INC.

471 W. Lambert Road, #113

Brea, CA 92821

(714) 482-0430

August 22, 2006

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC  20549

RE:

AOB Holdings, Inc.

Form SB-2

Request for Withdrawal of Registration Statement

Commission File No 333-136596

Ladies and Gentlemen;

On behalf of AOB Holdings, Inc., (the “Company”), this letter requests the immediate withdrawal of the Form SB-2 filed by the Company on August 14, 2006. The registration statement has not been declared effective and no comment letters have been issued.  The request for withdrawal is being filed because of errors detected in the SB-2 after filing.  The Company intends to refile the SB-2 after making necessary amendments.

This request for withdrawal is made pursuant to Rule 477, and in conjunction with the filing of this request, we hereby confirm that no securities were sold in the offering.

Should you have any questions or comments with respect to the above request, please contact the undersigned. Thank you for your attention to this matter.

Sincerely Yours,

/s/ Michael Lin

Director and COO

(714) 482-0430